UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

 GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. –

INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME No.10.440.482/0001-54

CVM Code 2614-0

MATERIAL FACT

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Getnet” or the “Company”) in accordance with the provisions of article 157, § 4º of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporation Law”),  Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), and following the material facts disclosed by the Company on May 19, July 15 and October 27, 2022, informs its shareholders and the market in general, in the context of the Company´s public delisting tender offer in Brazil the “Brazilian Offer”) and public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”), both launched on October 31, 2022, the following:

(i)pursuant to Article 19, XXVII of the Company's Bylaws, Getnet´s Board of Directors issued a favorable opinion regarding the Offers at a meeting held on the date hereof; and

(ii)as provided under U.S. securities laws, on November 14, 2022, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a solicitation/recommendation statement on Schedule 14D-9 with its position regarding the transaction.

Such documents shall be available on the Company's website (https://ri.getnet.com.br/), on the CVM´s website (www.cvm.gov.br) and SEC´s website (www.sec.gov).

The Company will keep its shareholders and the market duly informed about any other material fact regarding this matter, in compliance with applicable legislation.

São Paulo, November 11, 2022.

André Parize

Investor Relations Officer

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions, S.L. (“PagoNxt Merchant Solutions”) and Getnet resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Banco Santander, S.A., PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The tender offers for the outstanding Shares, Units and ADSs of Getnet were commenced on October 31, 2022 by PagoNxt Merchant Solutions. The solicitation and offer to buy Getnet Shares, Units and ADSs is being made by PagoNxt Merchant Solutions pursuant to a tender offer statement on Schedule TO that was filed with the SEC on October 31, 2022 (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) and a transaction statement on Schedule 13E-3 filed with the SEC on October 31, 2022. In addition, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offers. Investors and security holders are urged to read these materials carefully as they contain important information, including the terms and conditions of the tender offers. The offer to purchase, solicitation/recommendation statement and related materials have been filed or will be filed with the SEC, as applicable, and investors and security holders may obtain a free copy of these materials (when available, as applicable) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

24.48689

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Investors Relations Officer